Exhibit 99.11

BAAN COMPANY N.V. IN LIQUIDATIE BARNEVELD, THE NETHERLANDS Interim Financial Statements for the 6 months ended February 28, 2010 (unaudited)

BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

UNAUDITED RESULTS

BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

REPORT OF THE LIQUIDATOR

Share offering

On May 31, 2000, Invensys Holdings Limited (“Invensys Holdings”), a wholly-owned subsidiary of Invensys plc, announced a public offer in cash for all of the issued share capital of Baan Company N.V. (“the Company”). The price offered per issued share was € 2.85, valuing all of the issued shared capital of the Company at €762 million. The offer document, making the offer for the issued shares, was published on June 14, 2000. As of July 26, 2000, Invensys Holdings had received acceptances from approximately 75% of the Company’s shareholders. Invensys Holdings amended its offer for the shares of the Company by reducing the acceptance requirement from 95% of the issued shares to a simple majority and extended the time available to accept the offer to August 29, 2000. At the completion of the public offer, Invensys Holdings had acquired approximately 80% of the issued shares of the Company.

Since this date Invensys Holdings has acquired further shares in the Company from minority shareholders, most recently on 7 May 2009 3.67 million Baan shares at a total consideration of €9.5 million.

Invensys Holdings currently holds approximately 93% of the issued shares of the Company.

Business, assets and liability transaction

At the Extraordinary General Meeting of Shareholders of the Company held on August 18, 2000, shareholders approved the asset purchase agreement (“Asset Purchase Agreement”), dated as of July 26, 2000, effecting the sale and transfer of the whole of the business of the Company, including all of the assets and liabilities of the Company to Invensys Holdings, at a price of €762 million, which sales price will be adjusted upon liquidation of the Company, such that the Company will be able to distribute to its shareholders €2.85 per share on liquidation of the Company, equaling the original offer by Invensys Holdings of €2.85 per share.

This transaction was completed effectively on August 31, 2000. From that date, the Company ceased to be an independent company or to carry on any activities and became and remains a non-trading subsidiary of Invensys Holdings. There have been no trading activities in the Company itself, since September 1, 2000. For the consideration for the sale and transfer of the whole of the business of the Company a loan of €762 million was concluded with Invensys plc at September 1, 2000. At December 21, 2001 this loan was contributed to the newly incorporated subsidiary BCNV Investment Limited (formerly Baan (Carlisle Place) Limited). The loan ceased to be interest bearing from April 1, 2002. By way of a deed of novation dated March 4, 2004, BCNV Investment Limited’s intercompany loan receivable from Invensys plc was transferred by way of a two step process firstly from Invensys plc to Invensys Group Limited and then from Invensys Group Limited to Invensys International Holdings Limited.

It was anticipated at the Extraordinary General Meeting that the Company would be liquidated and a liquidation distribution paid to shareholders in the Company of €2.85 (gross and without interest) per share. At the Annual General Meeting of Shareholders on November 27, 2001, the proposal of the Management Board to put the Company in liquidation was approved by the shareholders.

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BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

The liquidation of the Company was subsequently delayed and the principal activity affecting the liquidation has been the management in liaison with Invensys Holdings, of the litigation described in the Notes to the Accounts.

On 8 October 2009, plans were announced to complete the liquidation of the Company at the end of 2009 (in the absence of objections by creditors) that was envisaged to result in the final liquidation distribution of €2.85 per share being made in the course of January 2010.

The liquidation accounts and related documents were filed on 23 October 2009. During the 2 month statutory holding period in which creditors could object to the liquidation, an objection was received from one of the litigants in the Arnhem Proceedings (as defined on page 11), who alleged his claim should have been included in the plan of distribution of the liquidator despite the fact that his claim was rejected by both the Arnhem District and Appeals Court. This objection delayed the original timetable announced on 8 October 2009.

Via a decision on 17 March 2010, the Arnhem Court rejected the objection. On 17 May 2010, the objector filed an appeal with the Arnhem Court.

On 23 August 2010 the Court of Appeal of Arnhem confirmed the decision of 17 March 2010 rendered by the Arnhem Court rejecting the objections that had been filed against the plan of distribution filed by the liquidator. The decision of the Court of Appeal may still be subjected to review by the Dutch Supreme Court. The period for filing such appeal is 3 months.

The liquidator of Baan filed an application with the Arnhem Court to be allowed to make a preliminary distribution to the shareholders of Baan of €2.50 per share notwithstanding the possibility that the 23 August decision of the Court of Appeal could be subjected to review by the Supreme Court. The hearing on the application by the liquidator was held on 6 September 2010. The Arnhem Court granted this request, whereupon the liquidator announced that on 22 October 2010 an amount of €2.50 per share will be distributed. When the balance of the liquidation payment (i.e. €0.35 per share) will become payable will depend on whether the decision of the Court of Appeal is subjected to review by the Supreme Court and the outcome of that process.

The Dutch Corporate Governance Code

The Company does not comply with the Dutch Corporate Governance Code for the following reasons. At the Annual General Meeting of Shareholders on November 27, 2001, it was decided to put the Company in liquidation and this date was well before the Dutch Corporate Governance Code was introduced. The only activities of the Company are directed towards liquidating its residual assets and liabilities. The Company sold and transferred, with the consent of its shareholders meeting, its business operations. The conditions on which the Company sold its business provide for a variable purchase consideration resulting in the Company being able to distribute to its shareholders €2.85 (gross and without interest) per share, at the time the liquidation is finalized. Therefore the Company considers that compliance with the Dutch Corporate Governance Code would be meaningless in the case of the Company.

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BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

Financial position

These interim financial statements relate to the period from September 1, 2009 until February 28, 2010 and are un-audited.

As discussed, there have been no trading activities in the Company itself, since September 1, 2000.

Appointment of Invensys Administratie B.V. as liquidator

At the Annual General Meeting of Shareholders on November 27, 2001 (date of approval to put the Company in liquidation), management proposed to replace the Management Board by Invensys Administratie B.V. and to appoint it as liquidator. The shareholders have approved this proposal.

Invensys Administratie B.V., established in Roosendaal, the Netherlands, is an indirect but wholly-owned subsidiary of Invensys plc.

Baan Company N.V. in liquidatie is listed on Euronext Amsterdam. On October 6, 2000, the Company was delisted from NASDAQ.

Barneveld, October 31st, 2010

The Liquidator
For Invensys Administratie B.V.

/s/ J.A. Groeneveld
J.A. Groeneveld

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BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

BALANCE SHEET

A s s e t s

(In thousands)	February 28, 2010		February 28, 2009 As restated
	€	€	€	€
Financial fixed assets
Investments	762,000		762,000

Total financial fixed assets		762,000		762,000

Current assets
Due from affiliated companies	2,407		2,292

Total current assets		2,407		2,292

Total assets		764,407		764,292

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BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

Liabilities and shareholders’ equity

(In thousands)	February 28, 2010		February 28, 2009 As restated
	€	€	€	€
Shareholders’ equity
Share capital	7,300		7,300
Additional paid-in capital	650,355		650,355
Retained earnings	106,426		106,426

Total shareholders’ equity		764,081		764,081

Current liabilities
Due to affiliated companies	326		200
Accruals	—		11

		326		211

Total liabilities and shareholders’ equity		764,407		764,292

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BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

INCOME STATEMENT

(In thousands)	September 1, 2009 - February 28, 2010	September 1, 2008 - February 28, 2009
	€	€
Other results	(90)	—
Finance & administration expenses	90	—

Profit on ordinary activities before taxation	—	—

Taxation	—	—

Profit on ordinary activities after taxation	—	—

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BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

NOTES TO THE FINANCIAL STATEMENTS

Summary of significant accounting policies

Basis of preparation

These half yearly financial statements are stated in thousands of euros.

These financial statements have been prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP).

Discontinuity

On November 27, 2001 the Company was put in liquidation. The valuation of assets and liabilities in the underlying financial statements was carefully assessed in light of this discontinuity. No adjustments to the carrying amounts of assets and liabilities were deemed necessary. The equity in the company’s subsidiaries has remained unchanged as Invensys Software BV has remained dormant throughout the year, whilst BCNV Investment Limited has not traded and its asset constitutes a non interest bearing Euro denominated receivable (€ 762 million) from a fellow subsidiary company in the Invensys group. The non-interest bearing loan reflects more or less the equity value of the loan. This is due to the liquidation, which is in progress.

Translation of foreign currencies

Transactions arising in foreign currencies are translated into euros on a monthly basis at the average rates of exchange prevailing during the month of the transaction. At the balance sheet date, assets and liabilities denominated in foreign currencies are translated at the year-end rates of exchange. The resulting net translation gains or losses are included in the income statement.

Balance sheet

Investments

Investments in companies in which the Company has significant influence are accounted for under the equity method.

Current assets

Receivables are stated at amortised cost net of allowance for doubtful accounts, when deemed necessary.

Current liabilities

Current liabilities are stated at amortised cost.

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BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

Income statement

Income, costs and expenses

Income, costs and expenses are allocated to the year to which they relate. Losses are accounted for in the year in which they are identified.

Segment information

As of August 31, 2000, the Company ceased any business activities and, as a result, no segment information is disclosed.

Personnel information

Average number of personnel

There were no employees on the payroll during the period (prior year: nil).

Financial fixed assets

Movement over the period was as follows:

(In thousands)	February 28, 2010	February 28, 2009
	€	€
Opening and closing balance	762,000	762,000

At the balance sheet date, the Company had two subsidiaries:

Company	Registered	Holding	Activity
Invensys Software B.V., (formerly Baan Software B.V.)	Barneveld, the Netherlands	100%	dormant company with a net equity value of nil;
BCNV Investment Limited, (formerly Baan (Carlisle Place) Limited)	London, England	100%	Non trading

The Company transferred its investment in Invensys Software B.V. to an affiliated company at book value (€1) on September 29, 2010.

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BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

Shareholders' equity

Movement over the period was as follows:

(In thousands)	Share capital		Additional paid-in capital		Retained earnings		Total
	€		€		€		€
Balance at August 31, 2009		7,300		650,355		106,426		764,081
Net result		—		—		—		—

Balance at February 28, 2010		7,300		650,355		106,426		764,081

Share capital

The authorized capital consists of 700 million common shares and 300 million preference shares with a par value of €0.027 (NLG 0.06) each at February 28, 2010 and 2009. The actual number of common shares issued amounts to 268,098,648 at February 28, 2010 and 2009 (previously reported 267,338,018 – see below). At February 28, 2010 and 2009, the par value of issued common shares was €7.3 million. No preference shares have been issued to date.

The total equity of the company is equal to €2.85 per share therefore any distribution will regard the first €0.40 as a dividend (to the extent that there is a profit reserve from a Dutch tax perspective) and the excess as a refund of capital. On this basis the proposed interim liquidation distribution will be treated for tax purposes as €0.40 dividend and €2.45 return of capital, with WHT at 15% being applied to the dividend element.

Prior year comparative restatement

The prior year reported balances at 28 February 2009 for Amounts due from affiliated companies and Shareholders' equity have been restated by €2,167,796 to reflect to the correction of a prior period misstatement in respect of the number of authorised common shares in issue. As part of the liquidation process an additional 760,630 common shares have been identified. Under the terms of the Sale and Purchase Agreement between Invensys Holdings Limited and Baan the sales price is to be adjusted to reflect these additional shares, such that Baan will be able to distribute to its shareholders €2.85 per share on liquidation.

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BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

Commitments and contingencies

Litigation

The Company and its former subsidiaries were party to legal proceedings from time to time, which included claims in the ordinary course of business by customers, suppliers, other vendors, resellers and former employees. Principal responsibility for such matters that remain pending has been transferred on August 31, 2000 to Invensys as the purchaser of many of the Company’s former subsidiaries. Subsequently, on July 18, 2003, Invensys has transferred the responsibility to a third party purchaser of many of these former subsidiaries.

The Company was named as a defendant in three shareholder suits (responsibility for which was not transferred to the purchaser of its former subsidiaries) as described below.

In October of 1998, the Company and some of its then current or former officers and directors were named as defendants in a purported shareholder class action lawsuit entitled Salerno v. Baan Company N.V. et al., which was brought in the United States District Court for the District of Columbia. Six additional purported shareholder class action lawsuits were subsequently brought, each in the same court with substantially similar allegations: that the Company allegedly violated U.S. securities laws by making purportedly false and misleading statements about the Company’s operations during the period from around the end of January 1997 through mid-October 1998. The several actions were subsequently consolidated. This litigation has been settled and the court action withdrawn in September 2003 with no cost being incurred by the Company (costs and expenses of such litigation are met by Invensys Holdings Limited, pursuant to the assumption of liability and indemnity arrangements described below).

On December 22, 2000, a group of about 250 of the Company’s Dutch shareholders filed a lawsuit entitled Ronner, et al. v. Baan, et al., in the District Court of Arnhem, the Netherlands (“the Arnhem Proceedings”). Additional plaintiffs subsequently joined the action increasing their number to 460. The plaintiffs claimed damages in the amount of approximately €21.7 million. Additional claims for a total amount of approximately € 13 million have been notified also.

The underlying allegations in the Arnhem proceedings were substantially identical to those in the Salerno class action lawsuit described above. The Company denied any and all liability as no liability under Dutch law for any amounts has been established, nor was it clear how the claimed damages have been calculated. The Company sought a stay of these proceedings pending resolution in the U.S. courts of the factual and U.S. securities laws issues in the Salerno lawsuit. The District Court of Arnhem declined to stay the proceedings, but on appeal, the Arnhem Court of Appeals ordered the proceedings stayed pending the outcome of the Salerno lawsuit. On November 23, 2005, the Arnhem District Court disallowed the claims of the claimants and ordered them to pay the costs of the Company. The decision is not binding on the parties that have notified possible additional claims.

Of the original 460 claimants, 374 claimants filed an appeal against the decision of the Arnhem District Court, claiming a total principal amount excluding damages and costs of €18.5 million. Of the appellants, 139 subsequently withdrew from the appeal proceedings. The remaining 235 appellants divided into two groups with separate legal representation. Consequently there were two separate appeal proceedings before the Arnhem Court of Appeal proceeding on separate tracks. The

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BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

first group of 207 appellants claimed approximately €10.2 million and filed their grounds of appeal. The second group of 28 appellants, representing a claim of approximately €4.2 million appointed a new counsel to represent them. They subsequently settled their appeal by agreement dated 18/19 December 2006 against the payment of a Settlement Amount of €1,085,000.

On 16 October 2007 the Court of Appeal rejected the appeal of the remaining 207 appellants. They did not subsequently appeal this decision further and the matter has now been finally dismissed.

Apart from the claims that were subject of the litigation before the Court of Appeal 978 parties who together allege that they have claims of approximately €13,5 million notified the Company in December 2007 of claims that have the same basis as the claims that were alleged by the plaintiffs in the Arnhem litigation. The claims are denied by the Company. The notifications served to renew the limitation period under the statute of limitations. The notifications as such do not qualify as initiation of litigation.

In September 1999, the Company and some of its then current or former officers and directors were named as defendants in a lawsuit entitled Ratliff v. Baan Company N.V. et al., which was brought in the United States District Court for the Northern District of Georgia. The complaint asserted purported claims for breach of contract, violation of U.S. securities laws, violation of the Georgia Securities Act, and intentional and negligent misrepresentation, all in connection with the Company’s acquisition in September 1998 of CAPS Logistics, Inc. (“CAPS”). This litigation has been settled and the court action withdrawn in August 2004 with no cost being incurred by the Company (costs and expenses of such litigation are met by Invensys Holdings Limited, pursuant to the assumption of liability and indemnity arrangements described below).

At the date of signing these financial statements, the Company is not involved in any other litigation than the objections filed against the proposed plan of distribution that was filed by the liquidator. Under the Assets Purchase Agreement, Invensys Holdings has assumed and accepted responsibility for the payment and discharge of the Company’s liabilities and undertaken to indemnify the Company in respect thereof. The liquidator remains confident that Invensys Holdings, as supported by the guarantee of Invensys plc, has the resources to fulfill the obligations under this agreement. Consequently, the Company carries no accruals or provisions in its balance sheet as at August 31, 2009 and 2008, respectively.

Income taxes

The applicable tax rate is 20%. The Company heads a fiscal unity with its wholly-owned subsidiary Invensys Software B.V. (formerly Baan Software B.V.) As of August 31, 2000, the latter became dormant.

Under the Asset Purchase Agreement, Invensys Holdings has assumed and accepted direct responsibility for the payment and discharge of the Company’s liabilities. The liquidator is confident that Invensys Holdings, as supported by the guarantee of Invensys plc, has the resources to fulfill the obligations under this agreement. Consequently, the Company carried no tax accruals or provisions in its balance sheet related to the Asset Purchase Agreement.

Other results

Other results relate to the adjustments of the gain on the sale of assets/ liabilities to Invensys Holdings ands results from the Asset Purchase Agreement and amounts to €90,000 (prior period

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BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

€nil). The adjustment is calculated based upon the original selling price of €762 million adjusted for the total amount that will be distributed to shareholders upon liquidation of the Company at €2.85 per share.

Transactions with related parties

Reference is made to the General note on the transfer of business, assets and liabilities and the note on the amounts due from Invensys plc.

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BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

Immediate and ultimate parent companies

As at February 28, 2010 the vast majority of shares in Baan Company N.V. in liquidatie (“the Company”) was owned by Invensys Holdings Limited, London, United Kingdom, a wholly-owned subsidiary of Invensys plc, London, United Kingdom, the ultimate parent of the Company.

At the Annual General Meeting of Shareholders on November 27, 2001, the proposal of the Management Board to put the Company in liquidation was approved by the shareholders.

Barneveld, October 31st, 2010

The Liquidator
For Invensys Administratie B.V.

/s/ J.A. Groeneveld
J.A. Groeneveld

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